                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)


                              OUTDOOR SYSTEMS, INC.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   690057-10-4
                                 (CUSIP Number)


       Bill M. Beverage, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 20, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                         -------------------------------
CUSIP No. 690057-10-4                                         Page 2 of 7 Pages
------------------------                         -------------------------------


-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen J. Haberkorn
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]

                                                                     (b)[  ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                     PF

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                      [  ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
-------------------------------------------------------------------------------
          NUMBER OF                 7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                                 -0-
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                    8       SHARED VOTING POWER

                                                     -0-
                              -------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                     7,365,923*
                              -------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                                     -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            7,365,923*
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     [  ]


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            9.1%

-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                            IN
-------------------------------------------------------------------------------

* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 3 of 7 Pages
------------------------                         ------------------------------



-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          M-K Link Investments Limited Partnership
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]

                                                                     (b)[  ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                     00

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                      [  ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Arizona
-------------------------------------------------------------------------------
          NUMBER OF                 7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                                 -0-
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                    8       SHARED VOTING POWER

                                                     -0-
                              -------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                     7,365,923*
                              -------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                                     -0-
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            7,365,923*
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                     [  ]

-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            9.1%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

                            PN
-------------------------------------------------------------------------------

* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 4 of 7 Pages
------------------------                         ------------------------------


This Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D ("Schedule 13D") previously filed by the undersigned with the Securities and Exchange Commission with respect to the Common Stock, $.01 par value, of Outdoor Systems, Inc. (the "Issuer") amends and restates the Schedule 13D in its entirety.

           All information herein concerning the Common Stock of the Issuer has been adjusted to give effect to three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

ITEM 1. SECURITY AND ISSUER.

         See page 1 of this Amendment No 1.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) See Items No. 1 on pages 2 and 3 of this Amendment No. 1. All of the 7,365,923 shares of Common Stock as to which Mr. Haberkorn is indicated as having sole dispositive power are beneficially owned by M-K Link Investments Limited Partnership ("M-K Link"), 1702 E. Highland, Suite 310, Phoenix, Arizona 85016, Mr. Haberkorn's family limited partnership. Mr. Haberkorn is the general partner of M-K Link. Mr. Haberkorn disclaims beneficial ownership of the shares of Common Stock held by M-K Link except to the extent of his general partnership interest. In addition, 2,990,127 shares are subject to an option granted to Arte R. Moreno and 452,260 shares are subject to an option granted to William S. Levine as discussed in Item 6 below. Mr. Haberkorn and M-K Link disclaim beneficial interest in these shares.

         (b)      1702 E. Highland
                  Suite 310
                  Phoenix, Arizona 85016

         (c)      Private investor.

         (d) Neither Mr. Haberkorn nor M-K Link have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Mr. Haberkorn nor M-K Link have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them have been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Haberkorn is a citizen of the United States. M-K Link is organized under the laws of the State of Arizona.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

      See Items 4 on pages 2 and 3 of this Amendment No. 1. M-K Link acquired the Common Stock indicated as being held by it by contribution from Mr. Haberkorn.

                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 5 of 7 Pages
------------------------                         ------------------------------


ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Haberkorn and M-K Link hold all securities held by them beneficially and of record for investment purposes. Mr. Haberkorn and/or M-K Link may acquire additional shares of Common Stock in the future for personal investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) See Items 11 and 13 on pages 2 and 3 of this Amendment No. 1. Mr. Haberkorn disclaims beneficial ownership of the 7,365,923 shares of Common Stock held by M-K Link except to the extent of his general partnership interest. In addition, 2,990,127 of such shares are subject to an option granted to Arte R. Moreno and 452,260 shares are subject to an option granted to William
                  S. Levine as discussed in Item 6 below. Mr. Haberkorn and M-K Link disclaim beneficial interest in these shares.

         (b) See Items 7 through 10 on pages 2 and 3 of this Amendment No. 1 and (a) above.

         (c)      (i)      On June 14, 1996, M-K Link disposed of 67,500 shares
                           of Common Stock by gift.

                  (ii) On July 15, 1996, M-K Link disposed of 67,500 shares of Common Stock by gift.

                  (iii) On July 25, 1996, M-K Link transferred 101,250 shares of Common Stock to an exchange fund in exchange for an interest in such fund.

                  (iv) On August 22, 1996, M-K Link disposed of 450,000 shares of Common Stock for $14.70 per share, net of underwriting discounts and commissions, in the Issuer's public offering of Common Stock.

                  (v) On May 21, 1997, M-K Link contributed 120,000 shares of Common Stock to M-K Link Foundation, a charitable organization. M-K Link Foundation subsequently disposed of such shares in the open market.

                  (vi) On May 28, 1997, M-K Link disposed of 450,000 shares of Common Stock for $19.40 per share, net of underwriting discounts and commissions, in the Issuer's public offering of Common Stock.

                  (vii) On June 2, 1997, M-K Link disposed of 300,000 shares of Common Stock for $19.40 per share, net of underwriting discounts and commissions, following the exercise of the underwriters' over-allotment option in connection with the Issuer's public offering effected in May 1997.

                  (viii) On June 20, 1997, M-K Link disposed 31,500 shares of Common Stock by gifts.

         (d) Pursuant to the Stockholders' Agreement referenced in Item 6 below, Arte R. Moreno and William S. Levine, each of whom is an officer, director and stockholder of the Issuer, share the right to exercise all voting power with respect to the 7,365,923 shares owned by M-K Link.

                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 6 of 7 Pages
------------------------                         ------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of October 1, 1988, Mr. Haberkorn granted to Arte R. Moreno an option to purchase 2,990,127 shares of Common Stock of the Company at a purchase price of $0.31 per share, and granted to Williams S. Levine an option to purchase 452,260 shares of Common Stock of the Company at a purchase price of $0.31 per share. The options are fully exercisable and have no expiration date. The shares of Common Stock of the Issuer subject to these options are now held by M-K Link.

         Pursuant to a Stockholders' Agreement dated as of April 15, 1996 among M-K Link, Arte R. Moreno and William S. Levine, each an officer, director and stockholder of the Issuer, M-K Link is prohibited from transferring any shares of Common Stock held by it, except for specifically permitted transfers among the family members of Mr. Haberkorn, pledges in connection with bona fide loans, transfers pursuant to public offerings, and transactions permitted by Rule 144 (provided that no takeover proposal, as defined in the Stockholders' Agreement, is pending) and certain other transactions approved by the Issuer. The Stockholders' Agreement also grants Messrs. Levine and Moreno a right of first refusal with respect to any shares of Common Stock that M-K Link proposes to transfer in any transfer other than that specifically permitted by the Stockholders' Agreement. Finally, the Stockholders' Agreement grants to Mr. Levine and Mr. Moreno joint and several rights to exercise all voting rights of Common Stock owned by M-K Link in elections of directors, approval or disapproval of mergers, consolidations or other proposals related to acquisitions by the Issuer, or any other matters submitted to stockholders of the Issuer for a vote. The Stockholders' Agreement remains in full force and effect for so long as Messrs. Levine or Moreno hold office as a director or officer of the Issuer or hold employment or consulting positions with the Issuer, or until M-K Link no longer holds shares of Common Stock of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Stockholders' Agreement dated as of April 15, 1996 by and between M-K Link, Arte R. Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No. 333-1582, as filed with the Commission on February 22, 1996.)

         2. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and Arte R. Moreno. (Filed as Exhibit No. 2 to the Schedule 13D.)

         3. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and William S. Levine. (Filed as Exhibit No. 3 to the Schedule 13D.)

         4. Joint Filing Agreement dated as of August 12, 1997 by and between Stephen J. Haberkorn and M-K Link Investments Limited Partnership.

                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 7 of 7 Pages
------------------------                         ------------------------------


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: August 12, 1997


                                       /s/ STEPHEN J. HABERKORN
                                       ----------------------------------------
                                          Stephen J. Haberkorn



                                       M-K LINK INVESTMENTS LIMITED PARTNERSHIP


                                       By:  /s/ STEPHEN J. HABERKORN
                                          -------------------------------------
                                                Stephen J. Haberkorn
                                                General Partner

                                  EXHIBIT INDEX



  Exhibit No.     Description
         1.       Stockholders' Agreement dated as of April 15, 1996 by and
                  between M-K Link, Arte R. Moreno and William S. Levine.
                  (Incorporated by reference to the Issuer's Registration
                  Statement on Form S-1, File No. 333-1582, as filed with the
                  Commission on February 22, 1996.)

         2. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and Arte R. Moreno. (Filed as Exhibit No. 2 to the Schedule 13D.)

         3. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and William S. Levine.
                  (Filed as Exhibit No. 3 to the Schedule 13D.)

         4. Joint Filing Agreement dated as of August 12, 1997 by and between Stephen J. Haberkorn and M-K Link Investments Limited
                  Partnership.